UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2011.
Commission File Number: 001-31221
Total number of pages: 2

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: December 1, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:
1. DOCOMO Comments on Media Reports

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
December 1, 2011
DOCOMO Comments on Media Reports
NTT DOCOMO today commented on certain media reports regarding plans to sell the Apple iPhone or iPad. At this time, there is no factual basis to the reports of the company having reached a basic agreement with Apple concerning sales of the iPhone or iPad, or having concrete discussions with Apple in this regard.
For further information, please contact:
Investor Relations Department
Tel: +81-3-5156-1111